                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*


                                 Consilium, Inc.
                                ----------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    20854710
                                 --------------
                                 (CUSIP Number)

                                Joseph J. Sweeney
                             Applied Materials, Inc.
                    3050 Bowers Avenue, Santa Clara, CA 95054
                                 (408) 727-5555
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 12, 1998
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


CUSIP No. 20854710
------------------

                                       1.

1    NAME OF REPORTING PERSON

     Applied Materials, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     941655526

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]     (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

NUMBER OF              7    SOLE VOTING POWER
SHARES                      -0-
BENEFICIALLY
OWNED BY               8    SHARED VOTING POWER
EACH                        3,584,961
REPORTING
PERSON                 9    SOLE DISPOSITIVE POWER
                            -0-

                      10    SHARED DISPOSITIVE POWER
                            -0-

                                       2.

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,584,961 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [-]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     40.97%

14   TYPE OF REPORTING PERSON

     CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Applied Materials, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                       3.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Consilium Common Stock"), of Consilium, Inc., a Delaware corporation ("Consilium"). The principal executive offices of Consilium are located at 485 Clyde Avenue, Mountain View, California 94043.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Applied Materials, Inc., a Delaware corporation ("Applied Materials"). Applied Materials is a Fortune 500 global growth company and the world's largest supplier of wafer fabrication systems and services to the global semiconductor industry.

     (b) The address of the principal office and principal business of Applied Materials is 3050 Bowers Avenue, Santa Clara, California 95054.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Applied Materials' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Applied Materials nor, to Applied Materials' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Applied Materials named in Schedule I to this Schedule 13D are citizens of the United States, except for Dan Maydan, who is also a citizen of Israel, and Tsuyoshi Kawanishi, who is a citizen of Japan.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), the officers, directors and a certain stockholder of Consilium have entered into Voting Agreements with Applied Materials as described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of October 12, 1998 (the "Reorganization Agreement"), among Applied Materials, Pennsylvania Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Applied Materials ("Merger Sub"), and Consilium, and subject to the conditions set forth therein (including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Merger by the stockholders of Consilium), Merger Sub will be merged with and into Consilium (the "Merger"), Consilium will become a wholly owned

                                       4.

subsidiary of Applied Materials and each share of Consilium Common Stock will be converted into the right to receive between 0.182 and 0.165 of a share of Applied Materials Common Stock, $.01 par value per share ("Applied Materials Common Stock"). The actual fraction of a share of Applied Materials Common Stock (between 0.182 and 0.165) that will be issued for each share of Consilium Common Stock will be determined by dividing $5.50 by the average of the closing sales price of a share of Applied Materials Common Stock on the Nasdaq National Market for the twenty trading days ending on and including the second trading day before the meeting of the Consilium stockholders to vote on the Merger. In addition, Applied Materials will assume outstanding options exercisable for Consilium Common Stock on the terms set forth in Section 5.4 of the Reorganization Agreement and outstanding warrants exercisable for Consilium Common Stock on the terms set forth in Section 1.9(b) of the Reorganization Agreement.

The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Applied Materials and closing conditions for the benefit of Consilium, as set forth in Sections 6 and 7 of the Reorganization Agreement.

The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

As an inducement to Applied Materials to enter into the Reorganization Agreement, each of Jonathan J. Golovin, Laurence R. Hootnick, Michael J. Field, Clifton Wong, Frank Kaplan, Robert Horne, Robert C. Fink, Thomas A. Tomasetti, Frederick M. O'Such and Centennial Associates, L.P. (individually, a "Voting Agreement Stockholder" and, collectively, the "Voting Agreement Stockholders") has entered into a Voting Agreement dated as of October 12, 1998 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Applied Materials. The number of shares of Consilium Common Stock beneficially owned by each of the Voting Agreement Stockholders as of October 12, 1998 is set forth on
Schedule II to this Schedule 13D. Pursuant to Section 3.1 of the Voting Agreements, the Voting Agreement Stockholders have agreed to vote the shares of Consilium Common Stock owned by them in favor of the Merger, the execution and delivery by Consilium of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof.

The Voting Agreement Stockholders have also executed and delivered to Applied Materials irrevocable proxies granting Applied Materials the authority to vote the shares of Consilium Common Stock owned by the Voting Agreement Stockholders with respect to the matters described above. Applied Materials did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of his or its Voting Agreement or his or its irrevocable proxy. The Voting Agreement Stockholders retain the right to vote their Consilium Common Stock in their discretion with respect to matters other than those identified in the Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

Also in connection with the Reorganization Agreement, each of the Voting Agreement Stockholders (each an "Affiliate") entered into an Affiliate Agreement with Applied Materials, dated as of October 12, 1998 (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to
Section 3(a) thereof, each Affiliate has agreed that, during the period from the date 30 days prior to the date of consummation of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Applied Materials and Consilium have been published by Applied Materials (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Consilium (including any additional shares of capital stock of Consilium acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option or other right to purchase any shares of capital stock of Consilium, except pursuant to and upon consummation

                                       5.

of the Merger; and (ii) such Affiliate will not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Applied Materials (including without limitation any additional shares of capital stock of Applied Materials acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Applied Materials. The Affiliates have also agreed, pursuant to Section 3 of the Affiliate Agreements, not to transfer any Applied Materials Common Stock received in the Merger, except as permitted by the Affiliate Agreements. The description contained in this Item 4 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

     (c) Not applicable.

     (d) If the Merger is consummated, Consilium will become a wholly owned subsidiary of Applied Materials and Applied Materials will subsequently determine the size and membership of the Board of Directors of Consilium and the officers of Consilium.

     (e) None, other than a change in the number of outstanding shares of Consilium Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, Consilium will become a wholly owned subsidiary of Applied Materials.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Consilium will be amended and restated in a form satisfactory to Applied Materials.

     (h) Upon consummation of the Merger, the Consilium Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Consilium Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Applied Materials currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Applied Materials reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements, Applied Materials has shared power to vote an aggregate of 3,584,961 shares of Consilium Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 40.97% of the issued and outstanding shares of Consilium Common Stock as of October 12, 1998.

To Applied Materials' knowledge, no shares of Consilium Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

                                       6.

Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Applied Materials shares the power to vote or to direct the vote or to dispose or direct the disposition of Consilium Common Stock.

During the past five years, to Applied Materials' knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Applied Materials' knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Applied Materials' knowledge, all persons named in Schedule III to this
Schedule 13D are citizens of the United States.

     (c) Neither Applied Materials, nor, to Applied Materials' knowledge, any person named in Schedule III to this Schedule 13D, has effected any transaction in Consilium Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Applied Materials' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Consilium, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                       7.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
  99.1       Agreement and Plan of Merger and Reorganization dated as of
             October 12, 1998, by and among Applied Materials, Inc., a Delaware corporation, Pennsylvania Acquisition Sub, Inc., a Delaware corporation, and Consilium, Inc., a Delaware corporation

  99.2 Form of Voting Agreement dated as of October 12, 1998, a substantially similar version of which has been executed by Applied
             Materials, Inc., a Delaware corporation, and each of Jonathan J.
             Golovin, Laurence R. Hootnick, Michael J. Field, Clifton Wong,
             Frank Kaplan, Robert Horne, Robert C. Fink, Thomas A. Tomasetti,
             Frederick M. O'Such and Centennial Associates, L.P.

  99.3 Form of Affiliate Agreement dated as of October 12, 1998, a substantially similar version of which has been executed by each of Jonathan J. Golovin, Laurence R. Hootnick, Michael J. Field,
             Clifton Wong, Frank Kaplan, Robert Horne, Robert C. Fink, Thomas A.
             Tomasetti, Frederick M. O'Such and Centennial Associates, L.P.


                                       8.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 21, 1998              APPLIED MATERIALS, INC.

                                       By: /s/ Joseph J. Sweeney
                                           -------------------------------------
                                           Joseph J. Sweeney
                                           Vice President, Legal Affairs &
                                           Intellectual Property


                                       9.

                                   SCHEDULE I

         EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF APPLIED MATERIALS

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------
James C. Morgan          Director, Chairman of the Board and Chief
                         Executive Officer, Applied Materials, Inc.

Dan Maydan               Director and President, Applied Materials, Inc., and
                         Co-Chairman, Applied Komatsu Technology, Inc.

Joseph R. Bronson        Senior Vice President, Chief Financial Officer and
                         Chief Administrative Officer, Applied Materials, Inc.

Sasson Somekh            Senior Vice President, Applied Materials, Inc.

David N.K. Wang          Senior Vice President, Applied Materials, Inc.



All individuals named in the above table are employed by Applied Materials, Inc. The address of Applied Materials' principal executive office is 3050 Bowers Avenue, Santa Clara, California 95054.

                                       10.

                   NON-EMPLOYEE DIRECTORS OF APPLIED MATERIALS

                                 PRINCIPAL OCCUPATION             NAME AND ADDRESS OF CORPORATION OR
             NAME                    OR EMPLOYMENT                OTHER ORGANIZATION IN WHICH EMPLOYED
             ----                --------------------             ------------------------------------
Michael H. Armacost              President                        The Brookings Institution
                                                                  1775 Massachusetts Avenue, N.W.
                                                                  Washington, D.C.  20036-2188

Deborah A. Coleman               Chairman                         Merix Corporation
                                 and Chief Executive Officer      1521 Poplar Lane
                                                                  Forest Grove, OR  97116

Herbert M. Dwight, Jr.           Retired

Philip V. Gerdine                Retired

Tsuyoshi Kawanishi               Senior Advisor                   Toshiba Corporation
                                                                  1-1-1 Shibaura
                                                                  Minato-ku, Tokyo 105 Japan

Paul R. Low                      Retired

Alfred J. Stein                  Chairman                         VLSI Technology, Inc.
                                 and Chief Executive Officer      1109 McKay Drive
                                                                  San Jose, CA  95131


                                       11.

                                   SCHEDULE II

                               NUMBER OF SHARES OF CONSILIUM                PERCENTAGE OF OUTSTANDING
VOTING AGREEMENT                 COMMON STOCK BENEFICIALLY                  SHARES OF CONSILIUM COMMON
STOCKHOLDER                    OWNED AS OF OCTOBER 12, 1998 (1)            STOCK AS OF OCTOBER 12, 1998 (1)
                               --------------------------------            --------------------------------
Jonathan J. Golovin                                 1,592,110                                 18.20%

Laurence R. Hootnick                                  152,464                                  1.74%

Michael J. Field                                        5,172                                      *

Clifton Wong                                            9,957                                      *

Frank Kaplan                                            7,433                                      *

Robert Horne                                            5,500                                      *

Robert C. Fink                                              0                                      *

Thomas A. Tomasetti                                   196,540                                  2.25%

Frederick M. O'Such                                         0                                      *

Centennial Associates, L.P.                         1,615,785                                 18.47%

------------------------

(1) Does not include shares issuable upon exercise of stock options.

*   Less than 1%.

                                       12.

                                  SCHEDULE III

VOTING AGREEMENT
STOCKHOLDER                         PRINCIPAL OCCUPATION OR EMPLOYMENT
----------------                    ----------------------------------
Jonathan J. Golovin                 Chairman, Chief Technical Officer and Director, Consilium, Inc.

Laurence R. Hootnick                Chief Executive Officer, President and Director, Consilium, Inc.

Michael J. Field                    Senior Vice President and Chief Administrative Officer, Consilium, Inc.

Clifton Wong                        Vice President, Finance and Chief Financial Officer, Consilium, Inc.

Frank Kaplan                        Senior Vice President, SW Development and Quality Assurance, Consilium, Inc.

Robert Horne                        Director, Consilium, Inc. and Vice President, Business Development,
                                    Northern Telecom

Robert C. Fink                      Director, Consilium, Inc. and Senior Vice President, Lam Research Corp.

Thomas A. Tomasetti                 Director, Consilium, Inc. and Partner of Brenner Group

Frederick M. O'Such                 Director, Consilium, Inc. and President, Xertex Capital

Centennial Associates, L.P.

-------------------------

All individuals named in the above table are employed at or an affiliate of Consilium, Inc., 845 Clyde Avenue, Mountain View, California 94043 except for Centennial Associates, L.P., which is an investor in Consilium and whose address 900 Third Avenue, New York, New York 10022.

                                       13.

                                  EXHIBIT INDEX

EXHIBIT NO.                               DESCRIPTION
-----------                               -----------
99.1           Agreement and Plan of Merger and Reorganization dated as of
               October 12, 1998, by and among Applied Materials, Inc., a
               Delaware corporation, Pennsylvania Acquisition Sub, Inc., a Delaware corporation, and Consilium, Inc., a Delaware
               corporation

99.2           Form of Voting Agreement dated as of October 12, 1998, a
               substantially similar version of which has been executed by Applied Materials,
               Inc., a Delaware corporation, and each of Jonathan J. Golovin,
               Laurence R. Hootnick, Michael J. Field, Clifton Wong, Frank Kaplan,
               Robert Horne, Robert C. Fink, Thomas A. Tomasetti, Frederick M. O'Such and
               Centennial Associates, L.P.

99.3           Form of Affiliate Agreement dated as of October 12, 1998, a substantially similar version of which has been executed by each of
               Jonathan J. Golovin, Laurence R. Hootnick, Michael J. Field,
               Clifton Wong, Frank Kaplan, Robert Horne, Robert C. Fink,
               Thomas A. Tomasetti, Frederick M. O'Such and Centennial Associates, L.P.
